Notice to the Market Tier 2 Subordinated Notes Early Redemption ITAÚ UNIBANCO HOLDING S.A. (“Company”) informs its shareholders and the market that, on January 15, 2026 (“Redemption Date”), it will exercise the call option of its Tier 2 Subordinated Notes (“Notes”) issued on January 15, 2021 (“Issuance”), in the amount of USD500 million (ISIN - 144A: US46556L2A19 and Reg S: US46556M2A90). These Notes have a coupon of 3.875% per year and were originally scheduled to mature on April 15, 2031. The estimated impact of the call of these Notes on the Company’s Tier 2 capital ratio will be 18 basis points1. São Paulo (SP), December 16, 2025. Gustavo Lopes Rodrigues Investor Relations Officer 1 Considering the exchange rate as of September 30, 2025 of BRL5.3186/USD and calculated on the capital base of September 30, 2025.